KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

JS75 SRV Pressure Relief Valve Nears Commercialization

November 12, 2002, Vancouver, BC — Kelso Technologies is near completion of the first year of its Service Trial. The Service Trial is a requirement of the Association of American Railroads (AAR) which is the governing body for the rail industry in the United States, Canada and Mexico. The first year, which ends November 14, 2002, involved the installation of 30 JS75 SRV Pressure Relief Valves on each of 30 railroad tank cars traveling throughout Canada and the United States over one year.

Kelso is very pleased with the performance of its valves which have been exposed to extreme heat and cold and have logged more than 345,000 miles as of August 31, 2002.

"*This juncture in Kelso's development is one of the most significant in our entire history. Inventing the valve and testing it under real road conditions on actual tanks cars traversing Canada and the United States under extreme weather conditions are both key stepping stones towards our ultimate goal, that of commercializing this revolutionary, exciting and unique technology*," stated Stephen L. Grossman, President & CEO.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, and boiler pressure, marine, trucking and other industries.

In a milestone announcement made in March 26, 2002, the Company announced that two major corporations teamed up with Kelso for the AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).

In April 2002, with the prospect of the completion of the first year of the Service Trial not far off, Kelso announced that it had signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history.

By June 2002, Kelso had expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.

By November 2002, the Company reported that its Service Trial cars had achieved an average of 11,500 miles through August 31, 2002 surpassing the required minimum traveling distance of 5,000 miles per car over a 12 month period.

In November, 2002, the Company raised over $200,000 in Private Placement funds. A major stock brokerage company contacted Kelso as they saw an opportunity to introduce Kelso to investors. The brokerage firm has since participated at a trade show, spoken with other brokerage houses while continuing to work closely with some stock brokers who see the potential in Kelso given its proximity to commercialization. The Company has also begun to communicate its successes to the investment community on an ongoing basis in order to advise the general public of the current events taking place within Kelso.

Upon completion of the first year of the Service Trial, and subject to approval of the AAR, Kelso's JS75 SRV Pressure Relief Valve will be ready for commerciaiization early in 2003. Marketing of the JS75 SRV Pressure Relief Valve is expected to be very direct given the small number of decision makers in the rail industry, many of whom have already been exposed to the Company's technology.

"*We are working hard towards our goal of manufacturing and selling our valves in early 2003, subject to approval from the AAR Tank Car Committee.* Commercialization should mean the opening of doors as far as additional financing is concerned and also start the process of rewarding our many loyal shareholders who have supported Kelso over ten years of research and development. It is they who should be rewarded the most, for without them, Kelso would never have come this far," stated Stephen L. Grossman, President & CEO.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell,
Director & VP, Business Development,
Corporate Communications & Marketing

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

JS75 SRV Pressure Relief Valve Nears Commercialization

November 12, 2002, Vancouver, BC — Kelso Technologies is near completion of the first year of its Service Trial. The Service Trial is a requirement of the Association of American Railroads (AAR) which is the governing body for the rail industry in the United States, Canada and Mexico. The first year, which ends November 14, 2002, involved the installation of 30 JS75 SRV Pressure Relief Valves on each of 30 railroad tank cars traveling throughout Canada and the United States over one year.

Kelso is very pleased with the performance of its valves which have been exposed to extreme heat and cold and have logged more than 345,000 miles as of August 31, 2002.

"*This juncture in Kelso's development is one of the most significant in our entire history. Inventing the valve and testing it under real road conditions on actual tanks cars traversing Canada and the United States under extreme weather conditions are both key stepping stones towards our ultimate goal, that of commercializing this revolutionary, exciting and unique technology,*" stated Stephen L. Grossman, President & CEO.

Originally conceived for use in the rail industry, Kelso intends to develop a JS SRV product line for use in other areas such as the petro-chemical, storage tanks, pipeline, and boiler pressure, marine, trucking and other industries.

In a milestone announcement made in March 26, 2002, the Company announced that two major corporations teamed up with Kelso for the AAR Service Trial. Terra Industries Inc. provided 30 of its leased tank cars that are owned by Union Tank Car Company for the AAR Service Trial. Terra is a public company that trades on the NYSE (Symbol: TRA).

In April 2002, with the prospect of the completion of the first year of the Service Trial not far off, Kelso announced that it had signed an Engagement Letter with Dominick & Dominick Securities Inc. of Canada to raise upwards of US$3-million. Dominick & Dominick's parent company is headquartered in New York and is the oldest continuing member of the New York Stock Exchange. They have been in business since 1870. D&D continues to work to raise the necessary capital during one of the most difficult periods in venture capital history.

By June 2002, Kelso had expanded its JS SRV line up of pressure relief valves by successfully inventing and testing two prototype external pressure relief valves at an independent testing laboratory in Colorado. The two prototypes are the Kelso JS247.5 SRV and JS280.5 SRV designed for the larger, pressurized railroad tank cars.

By November 2002, the Company reported that its Service Trial cars had achieved an average of 11,500 miles through August 31, 2002 surpassing the required minimum traveling distance of 5,000 miles per car over a 12 month period.

In November, 2002, the Company raised over $200,000 in Private Placement funds. A major stock brokerage company contacted Kelso as they saw an opportunity to introduce Kelso to investors. The brokerage firm has since participated at a trade show, spoken with other brokerage houses while continuing to work closely with some stock brokers who see the potential in Kelso given its proximity to commercialization. The Company has also begun to communicate its successes to the investment community on an ongoing basis in order to advise the general public of the current events taking place within Kelso.

Upon completion of the first year of the Service Trial, and subject to approval of the AAR, Kelso's JS75 SRV Pressure Relief Valve will be ready for commercialization early in 2003. Marketing of the JS75 SRV Pressure Relief Valve is expected to be very direct given the small number of decision makers in the rail industry, many of whom have already been exposed to the Company's technology.

"*We are working hard towards our goal of manufacturing and selling our valves in early 2003, subject to approval from the AAR Tank Car Committee.* Commercialization should mean the opening of doors as far as additional financing is concerned and also start the process of rewarding our many loyal shareholders who have supported Kelso over ten years of research and development. It is they who should be rewarded the most, for without them, Kelso would never have come this far," stated Stephen L. Grossman, President & CEO.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell,
Director & VP, Business Development,
Corporate Communications & Marketing

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS SUPERCEDE AAR MILEAGE REQUIREMENTS

November 7, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002, Kelso has substantially surpassed the required Association of American Railroads (AAR) miles traveled for its 30 tank cars in the current AAR Service Trial. It is an AAR requirement that the 30 tank cars average a minimum of 5,000 miles per car over a 12 month period.

For the period from November 14, 2001 through August 31, 2002, the 30 tank cars in the Service Trial have averaged approximately 11,500 miles per tank car or accumulated over 345,000 miles in total.

In addition to exceeding the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in this month, Kelso is also very pleased with the performance results observed with its JS75 SRV Pressure Relief Valves. They have handled extreme temperatures, both cold and hot during last winter and summer very well and seem to be withstanding the intense vibrations to which they are exposed over such a high rate of mileage in the Service Trial.

"*The high mileage covered by the tank cars carrying our Service Trial valves and the wide variety of terrain and temperatures traveled across the United States and Canada, clearly demonstrate the quality of our design and engineering of the JS75 SRV Pressure Relief Valve. I couldn't be more pleased with the performance to date as the first year of our Service Trial nears completion. We expect, with a successful examination of our valves and approval by the AAR Tank Car Committee, to be able to enter commercialization by early 2003,*" stated Stephen Grossman, President & CEO.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

SERVICE TRIAL CARS SUPERCEDE AAR MILEAGE REQUIREMENTS

November 7, 2002, Vancouver, BC — As an update to Kelso's news release dated July 31, 2002, Kelso has substantially surpassed the required Association of American Railroads (AAR) miles traveled for its 30 tank cars in the current AAR Service Trial. It is an AAR requirement that the 30 tank cars average a minimum of 5,000 miles per car over a 12 month period.

For the period from November 14, 2001 through August 31, 2002, the 30 tank cars in the Service Trial have averaged approximately 11,500 miles per tank car or accumulated over 345,000 miles in total.

In addition to exceeding the AAR requirement of an average of 5,000 miles per tank car prior to the 12 month period expiring in this month, Kelso is also very pleased with the performance results observed with its JS75 SRV Pressure Relief Valves. They have handled extreme temperatures, both cold and hot during last winter and summer very well and seem to be withstanding the intense vibrations to which they are exposed over such a high rate of mileage in the Service Trial.

"*The high mileage covered by the tank cars carrying our Service Trial valves and the wide variety of terrain and temperatures traveled across the United States and Canada, clearly demonstrate the quality of our design and engineering of the JS75 SRV Pressure Relief Valve. I couldn't be more pleased with the performance to date as the first year of our Service Trial nears completion. We expect, with a successful examination of our valves and approval by the AAR Tank Car Committee, to be able to enter commercialization by early 2003,*" stated Stephen Grossman, President & CEO.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENTS

November 5, 2002, Vancouver, BC — Further to the Company's news releases dated 1) October 4 and 2) October 15, 2002, the Company is pleased to announce that it has closed both private placements for gross proceeds as follows:

1) 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00; and,
2) 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00.

The placees will also be granted non-transferable warrants to purchase additional shares as follows:

1) 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised; and,
2) 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

Unless permitted under securities legislation, the holder of the securities shall not trade the securities before November 5, 2003.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V: KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES PRIVATE PLACEMENTS

November 5, 2002, Vancouver, BC — Further to the Company's news releases dated 1) October 4 and 2) October 15, 2002, the Company is pleased to announce that it has closed both private placements for gross proceeds as follows:

1) 2,000,000 common shares at a price of $0.05 per share for total proceeds of $100,000.00; and,
2) 1,071,470 common shares at a price of $0.10 per share for total proceeds of $107,147.00.

The placees will also be granted non-transferable warrants to purchase additional shares as follows:

1) 2,000,000 shares for a period of one year at a price of $0.10 per share if exercised; and,
2) 1,071,470 shares for a period of two years at a price of $0.10 per share if exercised.

Unless permitted under securities legislation, the holder of the securities shall not trade the securities before November 5, 2003.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

November 4, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 307,147 shares. The options are exercisable on or before November 4, 2007 at a price of $0.11 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX: KLS-V

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES OPTIONS

November 4, 2002, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its directors and senior officers to purchase 307,147 shares. The options are exercisable on or before November 4, 2007 at a price of $0.11 per share. The shares underlying the stock options will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: 1-866-535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com